SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 26, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Financial Statements as of September 30, 2017,

together with the review report on interim-period financial statements

CONTENTS

•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries

FINANCIAL STATEMENTS AS OF

September 30, 2017

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	5,094,764	4,208,887
	Due from banks and correspondents
	Central Bank of Argentina	19,585,473	26,666,365
	Local Other	39,656	79,158
	Foreign	9,933,252	2,055,936
	Other	1,083	991
		34,654,228	33,011,337

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	2,961,527	1,940,096
	Holdings booked at amortized cost	324,111	1,569,338
	Instruments issued by the Central Bank of Argentina	26,662,459	13,755,276
	Investments in listed private securities		319,469
		29,948,097	17,584,179

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	1,833,803	1,532,006
	To the financial sector
	Interfinancing (granted call)	245,000	5,000
	Other financing to Argentine Financial Institutions	2,528,489	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	88,562	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	12,120,567	8,801,712
	Documents	14,314,666	10,968,163
	Mortgage loans	5,840,088	3,923,386
	Pledge loans	3,458,824	2,210,991
	Personal loans	34,789,775	24,849,213
	Credit cards	19,914,962	17,467,209
	Other (Note 7.1.)	15,211,931	10,377,498
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,867,275	1,182,463
	less: Unearned discount	(344,715)	(345,500)
	less: Allowances (Exhibit J)	(2,205,763)	(1,654,084)
		109,663,464	81,043,677

- 1 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	3,515,219	1,902,862
	Amounts receivable from spot and forward sales pending settlement	1,882,417	155,905
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	934,139	1,259,031
	Unlisted corporate bonds (Exhibits B, C and D)	360,623	277,666
	Receivables from forward transactions without delivery of underlying assets	5,045	855
	Other receivables not covered by debtors classification standards (Note 7.2.)	1,273,049	944,707
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	224,278	292,435
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	167	232
	less: Allowances (Exhibit J)	(231,752)	(231,496)
		7,963,185	4,602,197

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	530,936	375,898
	Accrued interest and adjustments	7,473	4,992
	less: Allowances (Exhibit J)	(5,800)	(3,993)
		532,609	376,897

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	2,119,590	2,399,238
	Other	553,053	287,888
	less: Allowances (Exhibit J)	(361)	(579)
		2,672,282	2,686,547

G.	OTHER RECEIVABLES
	Other (Note 7.3.)	1,662,350	1,182,758
	less: Allowances (Exhibit J)	(4,774)	(4,148)
		1,657,576	1,178,610

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,435,203	1,351,839

I.	OTHER ASSETS (Exhibit F)	2,700,727	1,941,322

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	16,393	20,609
	Organization and development costs	791,401	615,760
		807,794	636,369

K.	ITEMS PENDING ALLOCATION	30,120	8,231

TOTAL ASSETS		192,065,285	144,421,205

- 2 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	11,673,089	5,964,863
	From the financial sector	54,622	55,861
	From the non-financial private sector and foreign residents
	Checking accounts	18,324,811	16,692,516
	Savings accounts	33,091,921	26,032,427
	Time deposits	55,671,946	44,882,439
	Investment accounts	104,017	333,188
	Other (Note 7.5.)	3,877,160	7,918,326
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	637,001	617,326
		123,434,567	102,496,946

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	9,589	8,211
	International Banks and Institutions (Exhibit I)	423,367	128,912
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	4,620,570	1,686,382
	Amounts payable for spot and forward purchases pending settlement	877,146	1,154,071
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,975,262	156,536
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	519,549	90,000
	Other financing received from Argentine financial institutions	1,030,416	30,568
	Accrued interest payable	783	126
	Receivables from forward transactions without delivery of underlying asset	1,792
	Other (Note 7.6. and Exhibit I)	7,056,717	6,773,610
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	339,911	82,721
		16,855,102	10,111,137

N.	OTHER LIABILITIES
	Fees	43,536	89,617
	Other (Note 7.7.)	4,109,010	2,953,144
		4,152,546	3,042,761

O.	PROVISIONS (Exhibit J)	371,659	251,366

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	7,116,955	6,407,840

Q.	ITEMS PENDING ALLOCATION	15,559	5,257

TOTAL LIABILITIES		151,946,388	122,315,307

SHAREHOLDERS' EQUITY (As per related statement)		40,118,897	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		192,065,285	144,421,205

- 3 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016
	(Unaudited)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	120,914,875	76,561,044
Contingent	32,694,503	22,163,765
Guarantees received	31,139,839	21,261,105
Other not covered by debtors classification standards	28	39
Contingent debit-balance contra accounts	1,554,636	902,621
Control	87,136,912	53,901,492
Receivables classified as irrecoverable	2,088,458	1,778,857
Other (Note 7.8.)	83,991,141	50,987,686
Control debit-balance contra accounts	1,057,313	1,134,949
Derivatives (Exhibit O)	1,083,460	495,787
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	385,436	135,597
Derivatives debit-balance contra accounts	698,024	360,190

CREDIT-BALANCE ACCOUNTS	120,914,875	76,561,044
Contingent	32,694,503	22,163,765
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	292,163	288,382
Other guarantees provided not covered by debtors classification standards	146,636	158,986
Other covered by debtors classification standards (Exhibits B, C and D)	329,761	354,315
Other not covered by debtors classification standards	786,076	100,938
Contingent credit-balance contra accounts	31,139,867	21,261,144
Control	87,136,912	53,901,492
Checks to be credited	1,057,313	1,134,949
Control credit-balance contra accounts	86,079,599	52,766,543
Derivatives (Exhibit O)	1,083,460	495,787
Notional value of call options sold (Note 12.b))	312,844	167,721
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	385,180	192,469
Derivatives credit-balance contra accounts	385,436	135,597

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 4 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2017	09/30/2016
		(Unaudited)	(Unaudited)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	6,979	1,099
	Interest on loans to the financial sector	324,795	130,569
	Interest on overdrafts	1,939,330	1,808,672
	Interest on documents	1,167,689	1,137,413
	Interest on mortgage loans	528,649	524,763
	Interest on pledge loans	323,401	265,687
	Interest on credit card loans	2,934,301	2,643,488
	Interest on financial leases	72,104	71,275
	Interest on other loans (Note 7.9.)	10,135,231	7,683,826
	Net income from government and private securities (Note 7.10.)	3,837,249	4,268,983
	Interest on other receivables from financial intermediation	3,923	2,120
	Income from guaranteed loans - Presidential Decree No. 1387/01	3,073	23,282
	CER (Benchmark Stabilization Coefficient) adjustment	106,941	198,120
	CVS (Salary Variation Coefficient) adjustment	394	592
	Difference in quoted prices of gold and foreign currency	1,095,315	307,954
	Other (Note 7.11.)	538,098	212,091
		23,017,472	19,279,934

B.	FINANCIAL EXPENSE
	Interest on savings accounts	77,294	63,995
	Interest on time deposits	6,027,931	7,238,620
	Interest on interfinancing received loans (received call)	14,906	13,973
	Interest on other financing from Financial Institutions	7,370	4
	Interest on other liabilities from financial intermediation	349,509	106,938
	Interest on subordinated bonds	329,912	160,021
	Other interest	2,227	3,406
	CER adjustment	12,082	9,239
	Contribution to Deposit Guarantee Fund	141,698	156,049
	Other (Note 7.12.)	1,881,225	1,454,034
		8,844,154	9,206,279

	GROSS INTERMEDIATION MARGIN - GAIN	14,173,318	10,073,655

C.	PROVISION FOR LOAN LOSSES	1,028,420	644,633

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	212,998	79,221
	Related to deposits	4,261,792	3,079,122
	Other commissions	161,808	128,044
	Other (Note 7.13.)	2,294,716	1,851,829
		6,931,314	5,138,216

- 5 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2017	09/30/2016
		(Unaudited)	(Unaudited)

E.	SERVICE-CHARGE EXPENSE
	Commissions	449,767	343,700
	Other (Note 7.14.)	1,732,671	1,336,979
		2,182,438	1,680,679

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	5,068,526	3,984,162
	Directors' and statutory auditors' fees	268,892	203,251
	Other professional fees	237,746	178,020
	Advertising and publicity	130,767	115,430
	Taxes	466,136	343,088
	Depreciation of bank premises and equipment	166,041	132,679
	Amortization of organization costs	174,329	128,938
	Other operating expenses (Note 7.15.)	1,138,123	911,790
	Other	666,938	498,470
		8,317,498	6,495,828

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	9,576,276	6,390,731

G.	OTHER INCOME
	Income from long-term investments	913,669	629,828
	Penalty interest	60,314	61,407
	Recovered loans and allowances reversed	252,933	126,905
	Other (Note 7.16.)	149,883	194,649
		1,376,799	1,012,789

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	48	41
	Charges for other receivables uncollectibility and other allowances	312,215	99,308
	Depreciation and loss of other assets	4,094	3,264
	Goodwill amortization	4,215	8,671
	Other (Note 7.17.)	556,381	111,657
		876,953	222,941

	NET INCOME BEFORE INCOME TAX - GAIN	10,076,122	7,180,579

I.	INCOME TAX (Note 4.)	3,699,000	2,335,000

	NET INCOME FOR THE PERIOD - GAIN	6,377,122	4,845,579

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 6 -	Jorge H. Brito Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017							09/30/2016
	(Unaudited)							(Unaudited)
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	3,686,472	10,698,348	6,732,505	22,105,898	15,877,550
Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 28, 2017 and April 26, 2016, respectively:
- Legal reserve				1,308,460		(1,308,460)
- Cash dividends					(701,476)		(701,476)	(643,019)
- Voluntary reserve for future distribution of earnings					5,371,582	(5,371,582)
- Personal assets tax on share and interests						(52,463)	(52,463)	(38,011)
- Voluntary reserve movements								368,546

Capital stock increase as approved by Shareholders´ Meeting of April 28, 2017	85,100	12,304,716					12,389,816

Net income for the period - Gain						6,377,122	6,377,122	4,845,579

Balances at the end of the period	669,663	12,704,215	4,511	4,994,932	15,368,454	6,377,122	40,118,897	20,410,645

(1) See Note 10.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 7 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017	09/30/2016
	(Unaudited)	(Unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	34,815,058	18,907,789
Cash at the end of the period	35,921,353	31,699,846
Net increase in cash	1,106,295	12,792,057

CAUSES OF CHANGES IN CASH

Operating activities
Net (payments)/ collections :
Government and private securities	(9,461,689)	3,499,042
Loans
To the financial sector	(806,636)	(724,469)
To the non-financial government sector	(278,695)	(39,969)
To the non-financial private sector and foreign residents	(11,216,204)	1,065,106
Other receivables from financial intermediation	(3,361,156)	(594,889)
Receivables from financial leases	(85,415)	137,066
Deposits
From the financial sector	(1,239)	1,953
From the non-financial government sector	5,241,031	2,425,597
From the non-financial private sector and foreign residents	9,339,224	11,823,470
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	414,517	41,380
Others (except liabilities included under financing activities)	459,739	558,248
Collections related to service-charge income	6,930,343	5,120,579
Payments related to service-charge expenses	(2,145,324)	(1,648,044)
Administrative expenses paid	(7,860,817)	(6,020,813)
Payments of organization and development costs	(349,970)	(256,701)
Net collections from penalty interest	60,266	61,366
Differences from payments related to court orders	(5,594)	(2,956)
Collections of dividends from other companies	59,827	18,662
Other collections related to other income and losses	71,328	178,847
Net collections/ (payments) from other operating activities	3,670,318	(1,040,373)
Payment of income tax	(2,993,375)	(1,709,162)
Net cash flows (used in)/ generated in operating activities	(12,319,521)	12,893,940

- 8 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017	09/30/2016
	(Unaudited)	(Unaudited)
Investing activities
Net payments for bank premises and equipment	(191,686)	(262,027)
Net payments for other assets	(636,027)	(494,748)
Net cash flows used in investing activities	(827,713)	(756,775)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(1,766,904)	(131,071)
Central Bank of Argentina
Other	1,378	(5,447)
International Banks and Institutions	287,452	(61,470)
Subordinated corporate bonds	(206,280)	(100,657)
Financing received from Argentine financial institutions	992,478	(4,285)
Capital contributions	12,389,816
Payment of dividends	(701,476)	(870,727)
Other payments for financing activities	(293,717)
Net cash flows generated in/ (used in) financing activities	10,702,747	(1,173,657)

Financial income and holding gains on cash and cash equivalents	3,550,782	1,828,549

Net increase in cash	1,106,295	12,792,057

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 9 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2017 and December 31, 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 3,563,438 and 2,495,781 (including 160,791 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2017 and December 31, 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 2,246,362 and 1,340,738 (including 446,681 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2017 and December 31, 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 5,187,405 and 1,580,312 (including 315,489 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government and of the Municipality of San Miguel de Tucumán, through 2021 and 2018, respectively.

As of September 30, 2017 and December 31, 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 3,695,212 and 2,450,436 (including 1,169,502 and 943,683 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of September 30, 2017 and December 31, 2016, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 69,577 and 56,001, respectively.

Also, as of September 30, 2017 and 2016, net income recorded through the method mentioned in the previous paragraph amounted to 47,065 and 36,197, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with the accounting standards established by Central Bank of Argentina.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2017 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the nine-month period ended September 30, 2017, are presented comparatively with data for the same period in the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency (IGJ), Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates. In that sense, it should be considered that the INDEC (National Statistics Institute) has been informed since January 2016, the monthly inflation data based on the IPIM (Internal Index Wholesale Prices), but has not assigned specific inflation rate for the month of November and December 2015. As of the date of issuance of these financial statements, the last IPIM informed by the INDEC is for September 2017 and the accumulated inflation rate for the three-year period ended in June 2017 is approximately 74%.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2017 and 2016 and December 31, 2016, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of September 30, 2017 and December 31, 2016, the present value calculated by the Bank for these securities amounted to 335,694 and 1,578,551, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

As of December 31, 2016, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, as of December 31, 2016, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01, were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2016, the present value reported by the Central Bank for these securities amounted to 726,098.

On January 30, 2017 the total abovementioned holding were cancelled and collected, for an amount of 740,653.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

As established by item 2.2.2.1 of Central Bank rules related to minimum allowances for loan losses, the Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

e.3)	Deposits and other assets and liabilities stated in Acquisition Value Unit (UVA): the CER was applied according to Central Bank Communiqué “A” 6080.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued. Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities or with significant influence: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities or without significant influence:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Call option sold: they were valued at the agreed-upon exercise price.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	09/30/2017	12/31/2016	09/30/2016
Cash	34,654,228	33,011,337	19,532,886
Government and private securities
Holdings booked at market value	227	71	523
Instruments issued by the Central Bank	1,266,898	1,803,650	12,166,437
Cash and cash equivalents	35,921,353	34,815,058	31,699,846

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2017 and 2016, the Bank estimated an income tax charge of 3,699,000 and 2,335,000, respectively; hence, no minimum presumed income tax should be assessed for the nine-month periods ended on such dates.

Additionally, as of September 30, 2017, the Bank made income tax prepayments for 1,520,741 for the 2017 fiscal year, which will be applied to the tax amount assessed in the 2017 tax return.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and presentation aspects, from the accounting standards established by Central Bank of Argentina.

The main items with differences in valuation matters as of September 30, 2017 and December 31, 2016 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	09/30/2017	12/31/2016	09/30/2017	09/30/2017	12/31/2016	09/30/2017
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	1,583	3,642	(2,059)	2,315	5,309	(2,994)
Instruments issued by the Central Bank and booked at amortized cost	7,905	5,716	2,189	7,905	6,580	1,325
Guaranteed loans – Presidential Decree No. 1387/01		11,824	(11,824)		11,824	(11,824)

Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(64,483)	(66,716)	2,233	(64,483)	(66,716)	2,233
Other	(43,295)	(45,415)	2,120	(43,295)	(45,415)	2,120
Interests in other companies (c)	93,900	76,903	16,997
Deferred assets – Income tax (d)	448,066	62,974	385,092	541,234	137,346	403,888
Total	443,676	48,928	394,748	443,676	48,928	394,748

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the period ended September 30, 2016, would have increased by 5,911.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

In addition, the main presentation differences between professional accounting standards and the Central Bank rules, applicable to the Bank are that the Bank has not presented current and non-current assets and current and non-current liabilities, maturity dates of all credits and debts and their interest rate and adjustments, non-segregation in the Statement of Income of operating expenses by function and cash flow of interest collected and paid by the Bank.

6.	RECONCILIATION OF AMOUNTS WITH THE ACCOUNTING FRAMEWORK FOR CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014, Central Bank issued Communiqué "A" 5541, which set the general guidelines for convergence to the IFRS issued by the International Accounting Standards Board (IASB), aimed at the preparation of the financial statements issued by the entities under its supervision for the fiscal years beginning on or after January 1, 2018, as well as their interim periods.

Through Communiqué “A” 6114, the Central Bank set specific requirements as part of that convergence process, which included defining (i) the provisional exemption from the application of section 5.5 “Impairment” under NIIF 9 “Financial instruments” (items B5.5.1 through B5.5.55) until the Central Bank analyzes classification, provision and guarantee standards and proposes a schedule for transition from the current provision model to the model adopted in view of international best practices; and (ii) that, in order to calculate the effective interest rate of assets and liabilities, as required for their measurement, pursuant to IFRS 9, a lump-sum estimate may be performed –provisionally until December 31, 2019– to calculate the effective interest rate over a group of financial assets or liabilities with similar characteristics to those subject to application. Lastly, Central Bank Communiqués “A” 6323 and 6324 defined the minimum chart of account and provisions applicable to the preparation and presentation of the financial statements by financial entities for fiscal years beginning January 1°, 2018, respectively.

Considering the previous statements, the Bank is currently performing the convergence towards IFRS with the scope defined by Central Bank Communiqué “A” 6114, and January 1, 2017, is the transition date according to IFRS 1 “First-time adoption of International Financial Reporting Standards.”

As established by Central Bank Communiqué “A” 6206, and based on the requirements set in Communiqué “A” 6114, below is the reconciliation of amounts assessed as per Central Bank’s accounting standards with respect to assets, liabilities, equity accounts and income (loss) as of September 30, 2017, and for the nine-month period then ended, as well as amounts obtained for those items as a result of applying IFRS.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Banco Macro SA

Accounts	Central Bank	IFRS Adjustment	IFRS amount
ASSETS	192,065,285	3,609,238	195,674,523
Cash	34,654,228	(11,890)	34,642,338
Government and private securities	29,948,097	(966,278)	28,981,819
Loans	109,663,464	(110,330)	109,553,134
Other receivables from financial intermediation	7,963,185	73,258	8,036,443
Receivables from financial leases	532,609		532,609
Investments in other companies	2,672,282	445,766	3,118,048
Other receivables	1,657,576	(65,627)	1,591,949
Bank premises and equipment, net	1,435,203	3,136,191	4,571,394
Other assets	2,700,727	1,108,769	3,809,496
Intangible assets	807,794	(621)	807,173
Items pending allocation	30,120		30,120

LIABILITIES	151,946,388	257,056	152.203.444
Deposits	123,434,567	(102,893)	123.331.674
Other liabilities from financial intermediation	16,855,102	(870,562)	15.984.540
Other liabilities	4,152,546	1,258,901	5.411.447
Provisions	371,659		371.659
Subordinated corporate bonds	7,116,955	(28,390)	7.088.565
Items pending allocation	15,559		15.559

Accounts	Central Bank	First-Time IFRS Adjustment (1)	IFRS Adjustment	IFRS Amount
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	40,118,897	2,932,907	419,275	43,471,079
Capital, contributions and reserves	33,741,775		(277,394)	33,464,381
Other comprehensive income		9,209	33,836	43,045
Unappropriated retained earnings (accumulated losses)	6,377,122	2,923,698	662,833	9,963,653

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
INCOME FOR THE PERIOD, NET	6,377,122	662,833	7,039,955
Financial income	23,017,472	960	23,018,432
Financial expense	(8,844,154)	46,292	(8,797,862)
Provision for loan losses	(1,028,420)		(1,028,420)
Service-charge income	6,931,314	(80,752)	6,850,562
Service-charge expense	(2,182,438)	4,241	(2,178,197)
Administrative expenses	(8,317,498)	2,709	(8,314,789)
Other
Other Income	1,376,799	(23,245)	1,353,554
Other expense	(876,953)	347,168	(529,785)
Income tax	(3,699,000)	365,460	(3,333,540)
OTHER COMPREHENSIVE INCOME			33,836
Gain for conversion of financial statements			70,870
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			(37,034)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			7,073,791

(1)	Including 2,765,903 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and 167,004 for the rest of reconciliation adjustments as of that date.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Banco Macro SA (consolidated)

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
ASSETS	206,345,112	3,597,038	209,942,150
Cash	37,705,176	(11,890)	37,693,286
Government and private securities	32,118,375	(1,102,297)	31,016,078
Loans	119,762,115	(115,910)	119,646,205
Other receivables from financial intermediation	9,166,547	85,829	9,252,376
Receivables from financial leases	526,292		526,292
Investments in other companies	91,404	223,198	314,602
Other receivables	1,793,876	(34,308)	1,759,568
Bank premises and equipment, net	1,551,293	3,447,377	4,998,670
Other assets	2,753,192	1,108,963	3,862,155
Intangible assets	836,300	(3,924)	832,376
Items pending allocation	40,542		40,542

LIABILITIES	166,226,215	72,639	166,298,854
Deposits	136,612,750	(102,893)	136,509,857
Other liabilities from financial intermediation	17,245,637	(1,006,991)	16,238,646
Other liabilities	4,602,920	1,354,798	5,957,718
Provisions	477,529		477,529
Subordinated corporate bonds	7,116,955	(28,390)	7,088,565
Items pending allocation	26,539		26,539
Minority interest in subsidiaries	143,885	(143,885)

Accounts	Central Bank	First- Time IFRS Adjustment (1)	IFRS Adjustment	IFRS Amount
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	40,118,897	2,932,907	419,275	43,471,079
Capital, contributions and reserves	33,741,775		(277,394)	33,464,381
Other comprehensive income		48,516	29,857	78,373
Unappropriated retained earnings (accumulated losses)	6,377,122	2,884,391	666,812	9,928,325
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST		207,968	(35,751)	172,217

Accounts	Central Bank	IFRS Adjustment	IFRS Amount
INCOME FOR THE PERIOD, NET	6,377,122	666,812	7,043,934
Financial income	25,531,443	11,897	25,543,340
Financial expense	(9,619,518)	46,292	(9,573,226)
Provision for loan losses	(1,172,868)		(1,172,868)
Service-charge income	7,723,921	(80,055)	7,643,866
Service-charge expense	(2,382,417)	4,241	(2,378,176)
Administrative expenses	(9,202,671)	(5,782)	(9,208,453)
Other
Minority interest in subsidiaries	(54,078)	(3,163)	(57,241)
Other income	664,424	(15,319)	649,105
Other expenses	(946,389)	331,319	(615,070)
Income tax	(4,164,725)	377,382	(3,787,343)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Accounts (contd.)	Central Bank	IFRS Adjustment	IFRS Amount
OTHER COMPREHENSIVE INCOME			29,857
Gain for conversion of financial statements			70,870
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			(41,013)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			7,073,791

Total comprehensive income attributable to:

Total comprehensive income attributable to the controlling interests: 7,016,740

Total comprehensive income attributable to non-controlling interests: 57,051

(1)	Including 2,970,353 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and (37,446) for the rest of reconciliation adjustments as of that date.

The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of these first annual financial statements in accordance with IFRS, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”, or the Bank makes more accurate calculations or adjustments than those performed for the purpose of these reconciliations.

Therefore, the items and figures contained in this reconciliation may only be deemed final when annual financial statements are prepared for the period in which IFRS are applied for the first time, with the scope defined by the Central Bank in its Communiqués “A” 6114, 6324, as supplemented.

Below is a summary of the main adjustments and reclassifications of the transition to IFRS previously mentioned:

Government and private securities

Under IFRS 9 “Financial instruments”, financial assets are classified based on the Bank’s business model to manage financial assets and the characteristics of its contractual cash flows. Based on this classification, the Bank defined the coexistence of three potential business models applicable to the operations and investments of government and private securities:

•	Amortized cost: the purpose is to obtain contractual cash flows of the financial asset.

•	Fair value through other comprehensive income: the purpose is to obtain contractual cash flows of the financial asset and/or income from its sale.

•	Fair value through profit or loss: the purpose is to generate income from the purchase and sale of financial assets.

Adjustments to this item arise mainly when the valuation established for each business model in which holdings were classified differs from the valuation under Central Bank rules.

In addition, reverse repurchase agreement transaction were performed which underlying assets under Central Bank rules should be recognized as Bank’s assets. Under IFRS, these assets received from third parties do not meet the requirements for recognition.

Additionally, the Bank received deposits of securities. Under Central Bank rules it implies to record the security under this item and the counterpart as liability, which was recorded under Deposits, for the principal plus agreed interest and the quote prices differences. According to IFRS 9, this transaction does not imply on asset and liability recognition. Also, all income accrued were reclassified from “Financial expenses” to “Service-charge expenses” under “Fees related to securities transactions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Loans

The Bank’s loan portfolio was generated from a business model structure that is mainly aimed at obtaining contractual cash flows (formed by principal and interest.) According to IFRS 9 “Financial instruments”, the loan portfolio should be valued at amortized cost using the effective interest rate method, which implies that the fees collected and increasing direct costs related to financing granted must be deferred and recognized throughout the term of the financing.

Under Central Bank rules, interest has been accrued according to the compound interest formula in the period in which it was generated and the fees collected and direct costs are recognized at the time that they are generated.

In addition, loan portfolio purchases made by the Bank were valued according to such IFRS, and they are recognized at fair value at inception. Under Central Bank rules, these transactions were valued at their contractual value.

Additionally, to prepare book amounts as of the transition date regarding those purchases, the Bank used the voluntary exemption under paragraph D20, IFRS 1 “First-time adoption of International Financial Reporting Standards”, recognizing the costs of related transactions prospectively.

Other receivables from financial intermediation

This item includes debt securities from financial trusts. According to IFRS 9 “Financial instruments” and based on the comments made in “Government and private securities”, the purpose of these holdings is mainly obtaining contractual cash flows, therefore they were valued at amortized cost using the effective interest rate method. Under Central Bank rules, these instruments were also valued at amortized cost.

According to IFRS 15 “Revenue from Contracts with Customers”, contract assets were included as a result of the commission from adhering to one of the Bank’s customer loyalty programs. In that program, the only describe performance obligation is to put the Bank’s customer in contact with a well-known airline company. In consideration for that service, the Bank earns a membership commission.

In addition, the contributions to mutual guarantee association risk funds in which the Bank participate do not pass the financial assets individual test; therefore, they are not included in the Bank’s business model and were stated at fair value through profit or loss.

Investments in other companies

The companies in which the Bank has no material control or significant influence were valued at their best approximation to the fair value through profit or loss pursuant to “IFRS 9 “Financial instruments”. Under Central bank rules, these equity interests were valued at acquisition cost, plus the nominal value of stock dividends received.

In addition, for the associates, the equity method was adjusted according to IAS 28 “Investments in Associates and Joint Ventures”.

The Bank holds interests in joint ventures, which according to IFRS 11 “Joint Arrangements”, are booked using the equity method. Under Central bank rules, the proportionate consolidation method is used.

Bank premises and equipment

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure its real property. This implies that the fair value was used as deemed cost. To determine such fair value, the Bank used valuations for all assets.

In accordance with IAS 16 “Property, plant and equipment”, the Bank chose the “Cost model” for all property, plant and equipment components.

The new deemed cost under IFRS implies an increase in depreciation charged to Administrative expenses under the statement of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Other assets

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D5, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure certain assets included in this item, such as the work in progress of the future company building. This implies that the fair value was used as deemed cost as of that date. To determine such fair value, the Bank used valuations for all assets. In accordance with IAS 40 “Investment property”, the Bank chose the “Cost model” to measure the assets falling thereunder.

The new deemed cost under IFRS implies an increase in depreciation charged to other expense under the statement of income.

The Bank has held-for-sale fixed assets that are subject to IFRS “Non-current Assets Held for Sale and Discontinued Operations”.

The assets included in the abovementioned classification were stated at their carrying amount or fair value, whichever lower, less costs of sales, and they are not amortized to the extent that they meet this condition.

Under Central Bank rules, the other assets were valued at acquisition or addition cost, less related accumulated depreciation and amortization, calculated proportionately to the estimated months of useful life.

According to IAS 23 “Borrowing Costs”, the financing costs attributable to the construction of the new company building were capitalized in this item.

Intangible assets

According to IAS 38 “Intangible assets”, are measured at cost. Under Central Bank rules, the Bank capitalized certain software costs and other organization expenses, which according to such IAS, should not be recognized as an asset and, therefore, they must be charged as expenses for the period.

Other liabilities from financial intermediation

According to IFRS 15 “Revenue from Contracts with Customers”, the Bank recognizes revenues from ordinary activities representing the transfer of assets or services committed with customers in exchange for an amount showing the consideration at which the Bank expects to have a right to exchange those assets or services.

The commissions charged by the Bank in which there is a time difference between their collection and the service provision are deferred and recognized throughout the time of the transaction.

Additionally, this item includes non-subordinated corporate bonds issued by the Bank, which according to NIIF 9, were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued and expenses were charged under “other expenses”.

Other liabilities

According to IAS 19 “Employee Benefits”, vacations are deemed irrevocable accumulated absences subject to compensation to be measured at the expected cost of those absences, based on the amounts expected to be paid for them in view of the days accumulated in favor of the employees and not enjoyed at the end of the reporting period. In the Bank’s financial statements currently prepared under Central Bank rules, vacation charges are booked at the time staff use them, i.e. upon their payment.

Deferred tax liabilities is included as well, which according to IAS 12 “Income tax”, should book (i) the portion of the current tax expected to be paid or recovered, and (ii) the deferred tax is the tax expected to be settled or recovered from income tax for accumulated NOLs and temporary differences arising from the tax bases of assets and liabilities and their carrying amounts. Under Central Bank rules, the Bank assesses income tax by applying the effective rate to the estimated taxable income disregarding the effect of differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Subordinated corporate bonds

According to IFRS 9 “Financial instruments”, subordinated corporate bonds issued by the Bank were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued.

Capital stock – Stock issuance premium

According to IAS 32 “Financial instruments: presentation”, costs incurred by the Bank for the issuance of share are accounted for as a deduction from equity to the extent they are incremental cost directly attributable to the equity transaction that otherwise would have been avoided. Under Central Bank rules, the Bank has charged these costs in the statement of income (other – other expenses).

Foreign currency translation

According to IAS 21“The effects of changes in foreign exchange rates”, foreign currency translation differences were recognized and reclassified, which arise from the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards”, and did not recognize the translation differences accumulated at the beginning of the transition date.

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

09/30/2017	12/31/2016

7.1.	Loans - Other

Other loans	10,068,601	7,531,496
Export financing and prefinancing	5,143,330	2,846,002
	15,211,931	10,377,498

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts	891,761	719,918
Certificates of participation in financial trusts (a)	380,969	224,043
Other	319	746
	1,273,049	944,707

(a)	As of September 30, 2017 and December 31, 2016 the Bank booked an allowance for impairment for 223,832 and 224,043, respectively.

7.3.	Other receivables – Other

Sundry receivables	820,199	575,585
Security deposits	509,604	358,578
Advanced prepayments	277,158	182,697
Other	55,389	65,898
	1,662,350	1,182,758

7.4.	Deposits - Nonfinancial government sector

Savings accounts	5,171,058	522,100
Checking accounts	3,273,897	2,890,080
Time deposits	3,022,889	2,374,739
Investment accounts	85,615	58,748
Accrued interest, adjustments and foreign exchange differences payable	40,335	29,740
Other	79,295	89,456
	11,673,089	5,964,863

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

09/30/2017	12/31/2016

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	1,583,042	1,195,105
Tax amnesty	1,057,656	5,878,001
Attachments	640,333	416,685
Unemployment fund for workers of the construction industry	523,933	346,326
Other	72,196	82,209
	3,877,160	7,918,326

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	3,263,708	3,012,145
Miscellaneous not subject to minimum cash requirements	914,215	916,156
Other withholdings and additional withholdings	813,272	920,134
Collections and other transactions on account and behalf of others	615,339	582,574
Other payment orders pending settlement	536,620	598,398
Miscellaneous subject to minimum cash requirements	251,337	331,700
Retirement pension payment orders pending settlement	185,858	101,947
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	102,006	98,082
Other	374,362	212,474
	7,056,717	6,773,610

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	2.797.064	2,136,271
Salaries and payroll taxes payable	782.488	477,977
Miscellaneous payables	245.183	247,512
Advances collections	159.611
Withholdings on salaries	80.512	88,542
Prepayment for the sale of assets	44.152	2,842
	4.109.010	2,953,144

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	74,529,481	41,094,883
Checks and securities not yet collected	6,540,037	6,948,439
Checks and securities to be debited	1,479,945	1,350,161
Managed portfolios (see Note 13.)	1,065,246	1,175,510
Checks and securities to be collected	376,432	418,693
	83,991,141	50,987,686

09/30/2017	09/30/2016

7.9.	Financial income – Interest on other loans

Personal loans	8,530,373	6,257,269
Other	1,604,858	1,426,557
	10,135,231	7,683,826

7.10.	Financial income – Net income from government and private securities

Government and private securities	3,668,602	4,088,123
Financial trusts	139,457	98,307
Other	29,190	82,553
	3,837,249	4,268,983

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

09/30/2017	09/30/2016

7.11.	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	457,796	98,702
Interests on loans for export prefinancing and financing	80,062	67,531
Forward foreign-currency transactions	240	45,858
	538,098	212,091

7.12.	Financial expense – Other

Turnover tax and municipal assessments	1,793,271	1,416,099
Premiums on repurchase agreements with the financial sector	87,954	37,935
	1,881,225	1,454,034

7.13.	Service-charge income - Other

Debit and credit card income	1,866,231	1,462,000
Rental of safe deposit boxes	120,750	82,241
Service commissions – Joint ventures (see Note 2.5.)	100,183	82,931
Other	207,552	224,657
	2,294,716	1,851,829

7.14.	Service-charge expense - Other

Debit and credit card expenses	1,167,479	875,456
Turnover tax and municipal assessments	388,953	264,681
Commissions paid to agents for marketed bank products	107,722	178,441
Life insurance expense	36,270	8,526
Other	32,247	9,875
	1,732,671	1,336,979

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	364,936	277,691
Security services	341,705	267,258
Electric power and communications	228,084	186,298
Leases	150,936	133,250
Stationery and office supplies	26,950	24,944
Insurance	25,512	22,349
	1,138,123	911,790

7.16.	Other income – Other

Other adjustments and interest on other receivables	48,106	76,379
Gain on sale of bank premises and equipment, and other assets	16,749	6,209
Services provided to Banco del Tucumán SA	14,927	12,077
Other	70,101	99,984
	149,883	194,649

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

09/30/2017	09/30/2016

7.17.	Other expense – Other

Stock issuance expenses	293,717
Donations	60,591	50,005
Loans transactions	59,030
Expenses for corporate bonds placements	31,065
Turnover tax	9,816	11,503
Interest and adjustments tax	4,680	8,116
Other	97,482	42,033
	556,381	111,657

8.	RESTRICTED ASSETS

As of September 30, 2017 and December 31, 2016 the following Bank’s assets are restricted:

Item	09/30/2017	12/31/2016

Government and private securities

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 as of September 30, 2017 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 as of December 31, 2016 used as security in favor of Sedesa (1).	122,340	99,886
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	104,120	36,015
• Discount bonds regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency transactions.	30,921	1,286
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	12,540	11,885
• Discount bonds in pesos regulated by Argentinean legislation maturing 2033 as of September 30, 2017 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing 2017 as of December 31, 2016, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,160	12,036
• Secured bonds under Presidential Decree No. 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	9,874	23,600
• Central Bank of Argentina Internal Bills in pesos, maturing 11/15/2017 as of September 30, 2017 and maturing 02/08/2017 as of December 31, 2016, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	9,685	2,095
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	9,272	23,770
• Other government and private securities.	1,625	1,524
Subtotal government and private securities.	312,537	212,097

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities,	3,515,219	1,902,862
• Interests resulting in contributions made in the Bank´s capacity by contributory partner. (2)	96,818	97,000
Subtotal other receivables from financial intermediation	3,612,037	1,999,862

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item (contd)	06/30/2017	12/31/2016

Other receivables
• Security deposits related to credit card transactions.	502,784	352,373
• Security deposits related to transactions of forward transactions offset.	2,500	2,500
• Sundry receivables - attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	4,319	3,705
Subtotal other receivables.	510,430	359,405

Other assets
• Buildings related to a call options sold (see Note 12.(b)).	216,321	101,749
Subtotal other assets	216,321	101,749
Total	4,651,325	2,673,113

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. Risk Funds in which the Bank has interests in are as follows: Risk Fund of Garantizar SGR, Risk Fund of Los Grobo SGR and Risk Fund of Intergarantías SGR.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3 to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2017	12/31/2016

ASSETS
Cash		12,085			12,085	11,269
Loans				459,779	459,779	886,718
Other receivables from financial intermediation	226,413			83,681	310,094	51,565
Receivables from financial lease			7,116	1,795	8,911	9,025
Other receivables	1,107				1,107
Items pending allocation	80				80	47
Total assets	227,600	12,085	7,116	545,255	792,056	958,624

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2017	12/31/2016
LIABILITIES
Deposits		16	86,405	1,234,021	1,320,442	1,747,390
Other liabilities from financial intermediation	552,408			129	552,537	137,639
Other liabilities				798	798	340
Subordinated Corporate Bonds				28,138	28,138	213,681
Total liabilities	552,408	16	86,405	1,263,086	1,901,915	2,099,050
MEMORANDUM ACCOUNTS
Credit-balance accounts – Contingent				2,900	2,900	23,986

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2017	09/30/2016
INCOME (EXPENSE)
Financial income	3,136		1,512	49,597	54,245	23,499
Financial expense	(9,249)	(237)		(95,266)	(104,752)	(53,559)
Service-charge income	9	1	827	3,220	4,057	3,805
Service-charge expense				(14,796)	(14,796)	(141)
Administrative expenses	(23)			(10,642)	(10,665)	(9)
Other income	16,082				16,082	13,154
Other expense			(15,957)		(15,957)
Total income / (loss)	9,955	(236)	(13,618)	(67,887)	(71,786)	(13,251)

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

In addition, as of September 30, 2017 and December 31, 2016, there are other transactions with related parties due to work in process over buildings, for an amount of 29,840 and 29,378, respectively.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2017, amounted to 669,663. Since December 31, 2013, the Bank’s capital stock has changed as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2013	594,563

Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)

Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (2)	85,100

As of September 30, 2017	669,663

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

(2)	Related to capital stock increase arising from i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1.

The public offering of the new shares was authorized by CNV Resolution No. 18716 dated May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine financial system.

As of the date of issuance of these financial statements, the capital increase up to 74,000,000 new shares was fully subscribed and paid-in and registered on the public registry of commerce. The capital increase up to 11,099,993 new shares was fully subscribed and paid-in and is pending registration.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 09/30/2017	09/30/2017	12/31/2016

Non-subordinated – Class 2	USD 150,000,000	(a.1)			1,746,108

Subordinated Resettable – Class A	USD 400,000,000	(a.2)	USD 400,000,000	7,116,955	6,407,840

Non-subordinated – Class 2	USD 300,000,000	(a.3)	USD 300,000,000	4,939,518

Total				12,056,473	8,153,948

a.1)	On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers.

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

a.2)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

a.3)	On May 8, 2017, under Global Program mention on item a.2), Banco Macro SA issued non subordinated simple corporate bonds not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest will be paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

- Forward transactions involving securities and foreign currency.

- Forward transactions without delivery of the underlying asset.

- Options.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of September 30, 2017 and December 31, 2016 are as follows:

Transaction	09/30/2017	12/31/2016
Net position of repurchase agreements	(371,030)	1,181,659
Net position of forward transactions of foreign currency without delivery of the underlying asset (a)	256	(56,872)
Position of call options sold (b)	(312,844)	(167,721)

Net income (loss) resulting from these transactions for fiscal years ended September 30, 2017 and 2016, amount to income / (loss):

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Transaction	09/30/2017	09/30/2016
Premiums on reverse repurchase agreements	457,796	98,702
Premiums on repurchase agreements	(87,954)	(37,935)
Forward foreign-currency transactions offset	240	45,858
Total	370,082	106,625

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE, ROFEX and “over the counter”. For transactions carried out through MAE or ROFEX, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to:

(i)	A call option sold to a bank´s customer on a building received as payment of loans previously granted by it. The initial price was set at 104,135, and will adjust at a corrected Badlar rate, adjusted on a monthly basis, plus 200 basis points. In October 2017, with an agreement of the parties involved, the call option was transferred to a third party who exercised the option. As of the date of issuance of these financial statements, the building´s sale is pending registration.

(ii)	A call option sold on buildings received as repayment of loans previously granted by the bank. The price was set at USD 6,900,000 and the option´s exercise period from August 18, 2017 through August 18, 2018, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of September 30, 2017 and December 31, 2016, portfolios managed by the bank amounted to 1,065,246 and 1,175,510, respectively. Under these portfolios, 711,039 and 777,429, respectively belongs to the private financial trust “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, created by the Bank (trustor) and Macro Fiducia SA (trustee) between 2002 and 2016. Additionally, the bank acts as collection agent and custodian.

14.	MUTUAL FUNDS

As of September 30, 2017, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Share of interest	Equity	Assets (1)
Pionero Pesos	578,800,612	1,914,829	1,463,406
Pionero Renta Ahorro	2,666,652,028	16,570,885	16,728,419
Pionero F F	50,803,222	255,075	256,751
Pionero Renta	12,296,812	170,828	189,393
Pionero Acciones	14,340,227	261,373	266,248
Pionero Renta Plus	6,027	31
Pionero Empresas FCI Abierto PYMES	182,467,123	415,608	415,061
Pionero Pesos Plus	78,677	164	43
Pionero Renta Ahorro Plus	542,348,466	794,280	795,499
Pionero Renta Mixta I	65,088,700	82,065	89,289
Pionero Renta Mixta II	981,604,322	1,222,614	1,223,344
Pionero Ahorro Dólares	230,584,138	4,124,580	3,944,752
Pionero Renta Global – Clase B	50,000	866
Pionero Renta Fija Dólares	64,713,162	1,162,838	1,122,062

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Fund (contd.)	Share of interest	Equity	Assets (1)
Argenfunds Renta Pesos	328,146,248	680,542	681,928
Argenfunds Renta Argentina	106,725,962	222,593	220,876
Argenfunds Ahorro Pesos	682,649,613	2,207,633	2,221,825
Argenfunds Renta Privada FCI	262,255,814	749,260	624,664
Argenfunds Abierto Pymes	72,547,626	53,325	48,093
Argenfunds Renta Total	804,826,203	960,628	1,358,623
Argenfunds Renta Flexible	574,705,316	709,617	713,232
Argenfunds Renta Dinámica	90,154	108	94
Argenfunds Renta Mixta	91,933	107	92
Argenfunds Renta Global	152,136,897	183,098	183,144
Argenfunds Renta Capital	5,453,263	96,706	95,750
Argenfunds Renta Balanceada	44,668,870	52,789	52,733
Argenfunds Renta Crecimiento	4,627,081	82,808	82,229

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3440% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11491 of March 1, 2017.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom, PvCred, Secubono, Mila, Credicuotas Consumo, Credimas, Best consumer Directo, Best Consumer Finance and Agrocap 1). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of September 30, 2017 and December 31, 2016, debt securities managed by the Bank for investment purpose amounted to 891,761 and 719,918, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of September 30, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 116,387 and 58,633, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 329,243 and 451,569, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 1,251,682 and 1,396,421, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of mutual funds group investment products (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación Agustín Tosco Colectora Sur, between Puente San Carlos and Puente 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta Nacional 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for september 2017 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2017
Cash
Amounts in Central Bank accounts	19,585,473
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	3,515,219
Total	23,100,692

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for september 2017, along with its computable capital as of the end of that month:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	09/30/2017
Minimum capital requirement	13,105,606
Computable capital	43,934,583
Excess amount	30,828,977

19.	SUMMARY JUDGEMENTS AND PENALTIES APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of september 30, 2017 is disclosed below:

19.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infringement of article No. 1 incs e) and f) of the Criminal Foreign Exchange Law (“CFEL”), and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. On 04/07/2016, the Bank filed its defense and offered evidence. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

19.2.	Penalties imposed by the Central Bank:

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; infringement to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and infringement according to Central Bank requirements. Penalty amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct remedy. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 05/10/2016 the Courtroom II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Courtroom II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr. Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a petition for denied appeal was filed to the Argentine Supreme Court (CSJN), which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed to the Central bank about the appeal presented by Banco Macro. On 07/13/2016 the Courtroom IV of CNACAF sustained the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Courtroom IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated a petition for denied appeal to the CSJN, which is pending resolution.

19.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Courtroom III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. As a consequence and pursuant to the abovementioned, the Courtroom III decided to partially sustained the appeals and annulled the penalty imposed, ordering the UIF to readjust the penalties. Charges are distributed to each part. Such sentence was appealed by the Bank and UIF. On April 25, 2017, those remedies were dismissed by the Court. On May 10, 2017 both the bank and the UIF, filed petitions for denied appeals with the CSJN, which as of the date are still pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, imposing a fine on the persons subject to the summary proceedings. On 12/29/2016, the Bank was notified about the Resolution, which allowed bringing a direct appeal before the CNACAF by 03/15/2017. Such resolution, notified to the Bank on 12/19/2016, also sustained the lack of passive legitimations of Mr. Carballo and Mr. Magnanini. On 01/30/2017, the fine was paid. On 03/13/2017, a direct appeal was filed against such resolution, which has been lodging of the Courtroom III of CNACAF, under “Banco Macro SA and other against UIF – Criminal Code – law 25246 – Decree. 290/07 art. 25” (file Nº 13500/2017). As of the date, the file is pending resolution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

•	Ended summaries

Financial Summary: No. 1227 dated on 04/10/2008 in relation to two capital contributions to its subsidiaries Sudbank SA and Trust Company Ltd. (currently, Macro Bank Ltd), which ended up in favor of the Bank, as the CNACAF declared on November 24, 2015, the nullity of the extraordinary instance filed by the Central Bank.

Criminal Foreign Exchange Regime Summary: No. 5645 dated on 01/07/2017 related to foreign exchange transactions allegedly performed without Central Bank authorization, which ended up in favor of the Bank, as resolved on October 29, 2016, by Criminal Economic Federal Trial Court No. 11.

Files: No. 62/2009 (extension) dated on 06/09/2011 in relation to foreign currency purchase transaction for an amount of 538 and No. 6614/2011 dated on 12/28/2011 for an amount of 843, which ended up in favor of the Bank, as the CSJN dismissed on April 25, 2017, the petition for the denied appeal file by UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6338/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 2,136 and No. 160/2012 dated on 05/10/2012 for an amount of 376, which ended up in favor of the Bank, as the CSJN dismissed on 05/09/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6407/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 802, No. 6612/2011 dated on 12/28/2011 for an amount of 688 and No. 517/2012 dated on 06/12/2012, which ended up in favor of the Bank as the CSJN dismissed on 06/06/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011 related to a supposed infringement of article No. 1 incs. e) and f) and No. 2 inc f) of the CFEL, upon performing foreign exchange transactions with a disqualified customer without Central Bank authorization, which ended up in favor of the Bank, since on July 26, 2017, the court ruled that an artificial person may be penalized based on the acts carried out by its representatives and agents. In the case under analysis, since the natural persons were acquitted, the court understood that nothing should be resolved with respect to the Bank. The decision is final and it will not be appealed by the Bank.

File (UIF): No. 6420/2011 dated 11/23/2011 in relation to foreign currency purchase transactions for an amount of 822, which ended up in favor of the Bank pursuant to the CSJ resolution dated May 23, 2017, which decided to sustain the petition for denied appeal filed by the Bank to declare the applicability of the extraordinary appeal and to abrogate the decision pronounced by Courtroom II of the CNACAF, which had confirmed the fines imposed by the UIF, plus legal costs. Therefore, it was resolved that the case file should return to the CNACAF for the pronouncement of the new decision. Thus, on August 22, 2017, Courtroom II of the CNACAF decided to declare the UIF´s punitive power to be statute-barred with respect to the person subject to the summary proceedings, and to render UIF resolution No. 124/2014 ineffective in relation to such person. The case has been closed.

Although, penalties do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 718 which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted. As of the date, is pending resolution.

File: No. 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential failure to comply with section 59, Law No. 19550 and item 1, Chapter 6, section 19, Part IV of Chapter II under CNV Regulations (as enacted in 2013 and as amended) in force at the time of the events under analysis.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Responsible: Banco Macro SA, in its capacity as an agent for the custody of mutual funds group investment products, Directors and member of the audit committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and responsibles were notified about the opening of the reference proceedings, whereby they were granted ten business days to file a presentation. On August 11, 2017, the bank filed a defense, arguing that the charge was null and void, that the administrative criminal action had become statute-barred and that the persons subject to the summary proceedings were not liable for the facts under investigation, since the Bank is not responsible for overseeing the facts subject to the summary proceedings because such oversight obligation is not part of its role as custodian. As of the date, the issue is still pending resolution by the CNV.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are under discussion other claims and appeals filed with the Tax Court.

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank. The file is in the CSJN, pending resolution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, there are other claims filed by consumers’ associations against the Bank, related to collection of certain financial fees and certain withholdings made by the Bank to individuals as a withholding Agent, related to stamp tax imposed by the City of Buenos Aires.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political matters and the economic level growth, among other issues. Besides, at a local level, although it cannot be confirmed as a definitive trend, volatility of government and private securities, interest rates and exchange rate have decreased. In addition, there is an increase in prices of other relevant variables, such as salary cost and the prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

Finally, the proposed earning distribution will be affected if it is not maintained a required margin of capital, which for companies like Banco Macro SA, considered systematically important, is equal to 3.5% of risk-weighted assets is kept. This is apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

d)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the Central Bank of Argentina. The accounting standards established by the Central Bank and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.) may not conform with accounting principles generally accepted in other countries.

For a description and quantification of the significant differences between Central Bank rules and US GAAP as of December 31, 2016, see Note 35. to the financial statements included in our Form 20-F as of such date and filed with the SEC on April 24th, 2017.

- 41 -	Jorge H. Brito Chairperson

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017		12/31/2016	09/30/2017
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,913,875	1,420,912	1,606,613		1,606,613
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021		320,657	7,394	443,709		443,709
Consolidation bonds in pesos 6° Series at 2% - Maturity: 03-15-2024		157,299	22,924	138,950		138,950
Consolidation bonds in pesos 8° Series - Maturity: 10-04-2022		129,351	214,653	165,436		165,436
Discount bonds denominated in US dollars - Maturity: 12-31-2033		86,700
Federal government bonds in pesos at Badlar Private + 250 basis point Maturity: 2019		59,847	30,221	1,146		1,146
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		58,604	28,057	58,522		58,522
Federal government bonds in US dollars 5.625% - Maturity: 01-26-2022		50,048
Federal government treasury bonds in pesos - Maturity: 10-03-2021		47,972		351		351
Federal government bonds in US dollars at 8.75% - Maturity: 2024		47,919		7,785		7,785
Other		89,255	215,935	90,091		90,091

Subtotal holdings booked at market value		2,961,527	1,940,096	2,512,603		2,512,603

Holdings booked at amortized cost
- Local
Debt Securities of Province of Río Negro in pesos - Maturity: 07-06-2020	320,402	308,819		320,402		320,402
Province of Neuquén guarantee Treasury Bills Class 2 Series 2 in pesos - Maturity: 06-06-2018	15,292	15,292	145,006	15,292		15,292
Treasury Bills in US dollars - Maturity: 03-20-2017			787,649
Debt Securities of Province of Buenos Aires Series 1 Clase II - Maturity: 12-06-2019			338,086
Federal government bonds in pesos Badlar Private + 250 PBS Maturity: 2019			106,508
Province of Río Negro Treasury Bills Class 1, Series 6 - Maturity: 03-15-2017			95,439
Province of Neuquén Treasury Bills in pesos - Maturity: 09-09-2020			71,202
Municipality of City of Córdoba Treasury Bills Series XXIII - Maturity: 03-30-2017			9,880
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017			7,399
Treasury Bills in USD - Maturity: 07-03-2017			7,112
Other			1,057

Subtotal Holdings booked at amortized cost		324,111	1,569,338	335,694		335,694

- 42 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017		12/31/2016	09/30/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-15-2017		5,246,588		5,246,588		5,246,588
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-20-2017		4,551,315		4,782,774		4,782,774
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-18-2017		4,176,765		4,170,884		4,170,884
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-17-2018		4,108,199		4,108,199		4,108,199
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-21-2018		2,818,030		2,833,367		2,833,367
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2017		1,872,037		1,914,796		1,914,796
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018		965,722		1,009,263		1,009,263
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-21-2018		841,436		868,936		868,936
Central Bank of Argentina Bills in pesos – Maturity: 01-18-2017			424,639
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-15-2017			371,992
Others			147,233
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		24,580,092	943,864	24,934,807		24,934,807

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018		470,349
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018		43,540
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			19,335
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		513,889	19,335

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-21-2018		1,568,478		1,518,309		1,518,309
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			5,290,967
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-15-2017			2,525,348
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2017			1,749,356
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-25-2017			1,203,357
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-11-2017			1,115,684
Central Bank of Argentina Bills in pesos – Maturity: 01-11-2017			309,457
Central Bank of Argentina Bills in pesos – Maturity: 01-04-2017			249,520
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-22-2017			186,633
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2017			94,643
Other			67,112

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		1,568,478	12,792,077	1,518,309		1,518,309

Total Instruments issued by the Central Bank of Argentina		26,662,459	13,755,276	26,453,116		26,453,116
Total Government securities		29,948,097	17,264,710	29,301,413		29,301,413

- 43 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017		12/31/2016	09/30/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Siderar S.A.I.C.			106,938
Petrolera Pampa S.A.			90,261
Aluar Aluminio Argentino			78,791
YPF S.A.			25,190
Molinos Rio de la Plata S.A.			18,289
Subtotal Capital Instruments			319,469
Total Investments in listed private securities			319,469
Total government and private Securities		29,948,097	17,584,179	29,301,413		29,301,413

(1) The position without options as of September 30, 2017, results from the following disclosure:
Holdings: book balance, market value or present value, wherever applicable	29,959,680
Plus: Spot and forward purchases pending settlement	858,697
Less: Government securities deposits	102,893
Less: Spot and forward sales pending settlement	1,414,071
29,301,413

- 44 -	Jorge H. Brito Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016

COMMERCIAL

In normal situation	47,286,182	34,128,374
With Senior “A” guarantees and counter-guarantees	3,024,241	2,538,782
With Senior “B” guarantees and counter-guarantees	6,715,914	5,119,268
Without Senior guarantees or counter-guarantees	37,546,027	26,470,324

Subject to special monitoring	60,929	27,887
In observation
With Senior “B” guarantees and counter-guarantees	48,395	18,875
Without Senior guarantees or counter-guarantees	12,534	9,012

Troubled	4,292	50,039
With Senior “B” guarantees and counter-guarantees	4,174	50,039
Without Senior guarantees or counter-guarantees	118

With high risk of insolvency	115,192	137,431
With Senior “A” guarantees and counter-guarantees	1,048	1,882
With Senior “B” guarantees and counter-guarantees	47,251	61,374
Without Senior guarantees or counter-guarantees	66,893	74,175

Irrecoverable		4
Without Senior guarantees or counter-guarantees		4

Subtotal Commercial	47,466,595	34,343,735

- 45 -	Jorge H. Brito Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016

CONSUMER

Performing	64,397,985	48,698,468
With Senior “A” guarantees and counter-guarantees	1,783,978	767,733
With Senior “B” guarantees and counter-guarantees	4,801,037	2,483,434
Without Senior guarantees or counter-guarantees	57,812,970	45,447,301

Low risk	783,094	502,812
With Senior “A” guarantees and counter-guarantees	10,315	1,486
With Senior “B” guarantees and counter-guarantees	38,135	20,622
Without Senior guarantees or counter-guarantees	734,644	480,704

Medium risk	442,599	390,339
With Senior “A” guarantees and counter-guarantees	1,205	3,188
With Senior “B” guarantees and counter-guarantees	11,636	7,634
Without Senior guarantees or counter-guarantees	429,758	379,517

High risk	358,682	268,927
With Senior “A” guarantees and counter-guarantees	128	2,099
With Senior “B” guarantees and counter-guarantees	21,716	20,284
Without Senior guarantees or counter-guarantees	336,838	246,544

Irrecoverable	165,326	87,190
With Senior “B” guarantees and counter-guarantees	17,351	16,642
Without Senior guarantees or counter-guarantees	147,975	70,548

Irrecoverable according to Central Bank's rules	347	210
Without Senior guarantees or counter-guarantees	347	210

Subtotal Consumer	66,148,033	49,947,946
Total	113,614,628	84,291,681

- 46 -	Jorge H. Brito Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	12,392,471	10.91	6,353,953	7.54
50 next largest customers	11,596,391	10.21	8,920,400	10.58
100 next largest customers	7,472,283	6.58	5,525,254	6.55
Other customers	82,153,483	72.30	63,492,074	75.33

Total	113,614,628	100.00	84,291,681	100.00

- 47 -	Jorge H. Brito Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	32	30,565	108,781	49,724	180,012	642,585	884,744	1,896,443
Financial sector		368,156	311,022	624,992	907,564	390,276	640,503	3,242,513
Non-financial private sector and foreign residents	519,309	32,632,560	13,001,287	10,453,794	11,268,334	13,338,736	27,261,652	108,475,672

Total	519,341	33,031,281	13,421,090	11,128,510	12,355,910	14,371,597	28,786,899	113,614,628

- 48 -	Jorge H. Brito Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2017					12/31/2016	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,280,104	1,628,973	Financial institution	09-30-17	43,960	1,423,413	535,235
Macro Securities SA	Common	1	1	12,776,680	439,212	236,971	Brokerage house	09-30-17	12,886	432,857	197,077
Macro Fiducia SA	Common	1	1	6,475,143	19,518	19,122	Services	09-30-17	6,567	15,748	1,894
Macro Fondos SGFCISA	Common	1	1	327,183	29,244	25,319	Mutual funds management	09-30-17	1,713	150,346	139,944
Foreign
Macro Bank Limited	Common	1	1	39,816,899	838,121	769,016	Financial institution	09-30-17	86,501	838,122	69,105
Subtotal subsidiaries					2,606,199	2,679,401

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-16	7,200	3,257	(2,789)
Prisma Medio de Pagos	Common	1	1	1,141,503	62,508	3,554	Business services	06-30-17	15,000	1,184,220	855,534
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-16	1,000	35,341	19,615
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-16	242	230,433	144,723
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-16	10,250	326,912	197,715
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-16	21,519	4,567,006	99,279
Foreign
Banco Latinoamericano de Comercio Exterior SA	Common	10	1	7,303	1,365	1,249	Financial institution	12-31-16	4,437,739	16,029,529	1,379,681
Subtotal non-subsidiaries					64,776	5,706

Total in financial institutions, supplementary and authorized activities					2,670,975	2,685,107

In other companies
- Non-subsidiaries
Local
Other					1,583	1,941
Foreign
SWIFT SA	Common	1	1	5	85	78	Services	12-31-16	230,017	6,939,241	438,059
Total in other companies					1,668	2,019
Total (1)					2,672,643	2,687,126

(1) As of September 30, 2017 and December 31, 2016 the Bank booked allowances for impairment in value amounting to 361 and 579, respectively (see Exhibit J).

- 49 -	Jorge H. Brito Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	760,661	56,211	13,203	74	50	26,233	803,768
Furniture and facilities	210,057	31,456	17		10	24,084	217,446
Machinery and equipment	355,058	130,488	(17)		5	105,254	380,275
Vehicles	26,063	19,078		957	5	10,470	33,714

Total	1,351,839	237,233	13,203	1,031		166,041	1,435,203

Other assets
Works in progress	1,210,316	615,714	(7,579)				1,818,451
Works of art	1,162						1,162
Prepayments for the purchase of assets	163,581	6,757					170,338
Foreclosed assets	108,218	127,491		214	50	1,361	234,134
Stationery and office supplies	32,242	2,711		10,998			23,955
Other assets	425,803	42,645	(5,624)	7,455	50	2,682	452,687

Total	1,941,322	795,318	(13,203)	18,667		4,043	2,700,727

- 50 -	Jorge H. Brito Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period

Goodwill (a)	20,609			10	4,216	16,393
Organization and development costs (b)	615,760	349,970		5	174,329	791,401

Total	636,369	349,970			178,545	807,794

(a)	As of December 31, 2016 it related to the difference between the total price of the transaction and the equity method of Banco Privado de Inversiones SA acquisition.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

- 51 -	Jorge H. Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	11,907,927	9.65	6,187,859	6.04
50 next largest customers	6,174,506	5.00	6,415,928	6.26
100 next largest customers	3,796,813	3.08	3,954,135	3.86
Other customers	101,555,321	82.27	85,939,024	83.84

Total	123,434,567	100.00	102,496,946	100.00

- 52 -	Jorge H. Brito Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	104,424,969	17,018,579	1,609,533	353,761	21,951	5,774	123,434,567

Other liabilities from financial intermediation

Central Bank of Argentina	9,484			105			9,589
International Banks and Institutions	109,614	161,261	156,265				427,140
Non-subordinated Corporate Bonds		318,948				4,620,570	4,939,518
Financing received from Argentine financial institutions	933,544	416,970	151,628	7,972	15,162	42,662	1,567,938
Other	6,607,659	310,359	5,110	6,366	7,082	120,141	7,056,717

	7,660,301	1,207,538	313,003	14,443	22,244	4,783,373	14,000,902

Subordinated corporate bonds		189,635				6,927,320	7,116,955

Total	112,085,270	18,415,752	1,922,536	368,204	44,195	11,716,467	144,552,424

- 53 -	Jorge H. Brito Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,654,084	1,112,198	546,266	14,253	2,205,763
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,496	6,600	5,411	933	231,752
Receivables from financial leases
For uncollectibility risk	3,993	1,848		41	5,800
Investments in other companies
For impairment in value	579	232		450	361
Other receivables
For uncollectibility risk	4,148	642	16		4,774

Total allowances	1,894,300	1,121,520	551,693	15,677	2,448,450

PROVISIONS
Contingent commitments	208,222	311,715	148,996		370,941
Difference from court deposits dollarization	34,034			34,034
Administrative, disciplinary and criminal sanctions	9,110		330	8,062	718

Total Provisions	251,366	311,715	149,326	42,096	371,659

(1) See Notes 3.5.f). and 3.5.m).

- 54 -	Jorge H. Brito Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	658,427,351	1	658,427	658,427

Total	669,663,021		669,663	669,663

(1) See Note 10.

- 55 -	Jorge H. Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2017							12/31/2016
		Total per currency
Items	Total Parent company and local branches	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

ASSETS
Cash	23,743,973	23,647,557	2,548	3,257	1,313	61,095	28,203	20,074,325
Government and private securities	240,506	240,506						807,701
Loans	19,033,205	19,033,205						10,157,362
Other receivables from financial intermediation	511,641	505,501				6,140		345,150
Receivables from financial leases	1,636	1,636
Investments in other companies	839,571	839,571						770,343
Other receivables	525,063	525,063						329,204
Items pending allocation	22,253	22,253						3,288

Total	44,917,848	44,815,292	2,548	3,257	1,313	67,235	28,203	32,487,373

LIABILITIES
Deposits	27,074,198	27,074,198						21,793,774
Other liabilities from financial intermediation	3,695,277	3,665,221	94	259		29,349	354	2,799,493
Other liabilities	1,749	1,749
Subordinated corporate bonds	7,116,955	7,116,955						6,407,840
Items pending allocation	621	620	1					61

Total	37,888,800	37,858,743	95	259		29,349	354	31,001,168

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	8,263,040	8,263,024				16		5,163,340
Control	14,299,730	14,290,592	174		964	8,000		4,078,621

CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	553,297	458,221				95,076		518,256
Control	5,231	5,231						6,499
Derivatives	119,496	119,496

- 56 -	Jorge H. Brito Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	In normal situation	Irrecoverable	09/30/2017	12/31/2016

Loans
Overdrafts	9,831		9,831	7,459
Without Senior guarantees or counter-guarantees	9,831		9,831	7,459
Documents	91,039		91,039	99,347
With Senior “A” guarantees and counter-guarantees	26,218		26,218	7,263
Without Senior guarantees or counter-guarantees	64,821		64,821	92,084
Mortgage and pledge	13,022	171	13,193	5,579
With Senior “B” guarantees and counter-guarantees	12,351	171	12,522	5,431
Without Senior guarantees or counter-guarantees	671		671	148
Personal	55		55	1,083
Without Senior guarantees or counter-guarantees	55		55	1,083
Credit cards	34,659		34,659	22,996
Without Senior guarantees or counter-guarantees	34,659		34,659	22,996
Other	125,080		125,080	161,571
Without Senior guarantees or counter-guarantees	125,080		125,080	161,571
Total loans	273,686	171	273,857	298,035

Other receivables from financial intermediation	83,681		83,681

Receivables from financial leases and other	9,067		9,067	9,035

Contingent Commitments	3,342		3,342	23,986

Investments in other companies	2,606,225		2,606,225	2,679,877
Total	2,976,001	171	2,976,172	3,010,933

Provisions	3,664	85	3,749	3,632

- 57 -	Jorge H. Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,482,858

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	9	3	1	100,485

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	6	6	1	215,675

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	19	5		312,844
								.
Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	7	5	30	454,456

- 58 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	5,735,309	4,955,294
	Due from banks and correspondents
	Central Bank of Argentina	20,909,198	28,482,100
	Local Other	40,009	79,473
	Foreign	11,019,577	2,571,298
	Other	1,083	991
		37,705,176	36,089,156

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	4,767,205	2,810,838
	Holdings booked at amortized cost	324,620	1,570,708
	Instruments issued by the Central Bank of Argentina	27,026,550	15,145,254
	Investments in listed private securities		319,469
		32,118,375	19,846,269

C.	LOANS
	To the non-financial government sector	1,834,276	1,532,532
	To the financial sector
	Interfinancing - (granted call)	410,000	5,000
	Other financing to Argentine financial institutions	2,528,489	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	88,795	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	12,170,373	8,837,695
	Documents	14,435,889	11,198,902
	Mortgage loans	6,247,049	4,158,608
	Pledge loans	3,551,324	2,285,050
	Personal loans	42,361,363	29,784,759
	Credit cards	21,507,205	18,851,619
	Other	15,356,130	10,465,842
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	2,092,306	1,317,912
	less: Unearned discount	(357,359)	(360,027)
	less: Allowances (Note 4.)	(2,463,725)	(1,830,505)
		119,762,115	87,973,007

- 59 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	3,739,691	2,093,960
	Amounts receivable from spot and forward sales pending settlement	2,379,492	297,107
	Securities and foreign currency receivables from spot and forward purchases pending settlement	707,864	1,259,031
	Unlisted corporate bonds	750,596	486,144
	Receivables from forward transactions without delivery of underlying assets	5,045	855
	Other receivables not covered by debtors classification standards	1,506,294	1,119,756
	Other receivables covered by debtors classification standards	320,686	296,787
	Accrued interest receivables covered by debtors classification standards	256	232
	less: Allowances (Note 4.)	(243,377)	(240,265)
		9,166,547	5,313,607

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	524,614	369,146
	Accrued interest and adjustments	7,478	4,999
	less: Allowances (Note 4.)	(5,800)	(3,993)
		526,292	370,152

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,364	1,247
	Other	90,730	11,691
	less: Allowances (Note 4.)	(690)	(1,586)
		91,404	11,352

G.	OTHER RECEIVABLES
	Other	1,798,902	1,281,229
	less: Allowances (Note 4.)	(5,026)	(4,148)
		1,793,876	1,277,081

H.	BANK PREMISES AND EQUIPMENT, NET	1,551,293	1,460,092

I.	OTHER ASSETS	2,753,192	1,980,746

J.	INTANGIBLE ASSETS
	Goodwill	16,393	20,609
	Organization and development costs	819,907	643,463
		836,300	664,072

K.	ITEMS PENDING ALLOCATION	40,542	13,426

TOTAL ASSETS		206,345,112	154,998,960

- 60 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2017	12/31/2016
		(Unaudited)
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	16,461,943	9,552,190
	From the financial sector	54,625	55,867
	From the non-financial private sector and foreign residents
	Checking accounts	20,950,438	17,686,171
	Savings accounts	35,046,432	27,895,965
	Time deposits	59,247,004	47,652,387
	Investment accounts	104,217	333,786
	Other	4,071,864	8,113,965
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	676,227	649,409
		136,612,750	111,939,740

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	9,843	8,403
	International Banks and Institutions	423,367	128,912
	Non-subordinated Corporate Bonds	4,620,570	1,627,261
	Amounts payable for spot and forward purchases pending settlement	1,123,207	1,310,696
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,112,172	156,536
	Financing received from Argentine financial institutions
	Interfinancing (received call)	519,549	90,000
	Other financing received from Argentine financial institutions	684,050	30,568
	Accrued interest payable	783	126
	Receivables from forward transactions without delivery of underlying asset	1,792
	Other	7,412,374	7,095,374
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	337,930	80,627
		17,245,637	10,528,503

N.	OTHER LIABILITIES
	Fees	51,624	96,020
	Other	4,551,296	3,386,887
		4,602,920	3,482,907

O.	PROVISIONS (Note 4.)	477,529	335,007

P.	SUBORDINATED CORPORATE BONDS	7,116,955	6,407,840

Q.	ITEMS PENDING ALLOCATION	26,539	16,266

	MINORITY INTERESTS IN SUBSIDIARIES	143,885	182,799

	TOTAL LIABILITIES	166,226,215	132,893,062

	SHAREHOLDERS' EQUITY	40,118,897	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		206,345,112	154,998,960

- 61 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016
	(Unaudited)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	136,405,250	89,304,148

Contingent	33,606,927	23,017,895
Guarantees received	32,052,706	22,116,120
Other not covered by debtors classification standards	28	39
Contingent debit-balance contra accounts	1,554,193	901,736

Control	100,702,287	65,012,008
Receivables classified as irrecoverable	2,250,588	1,898,911
Other	97,394,386	61,978,148
Control debit-balance contra accounts	1,057,313	1,134,949

Derivatives	1,083,460	495,787
Notional value of forward transactions without delivery of underlying asset	385,436	135,597
Derivatives debit-balance contra accounts	698,024	360,190

Trust activity	1,012,576	778,458
Trust funds	1,012,576	778,458

CREDIT-BALANCE ACCOUNTS	136,405,250	89,304,148

Contingent	33,606,927	23,017,895
Other guarantees provided covered by debtors classification standards	291,720	287,497
Other guarantees provided not covered by debtors classification standards	146,636	158,986
Other covered by debtors classification standards	329,761	354,315
Other not covered by debtors classification standards	786,076	100,938
Contingent credit-balance contra accounts	32,052,734	22,116,159

Control	100,702,287	65,012,008
Checks to be credited	1,057,313	1,134,949
Control credit-balance contra accounts	99,644,974	63,877,059

Derivatives	1,083,460	495,787
Notional value of call options sold	312,844	167,721
Notional value of forward transactions without delivery of underlying asset	385,180	192,469
Derivatives credit-balance contra account	385,436	135,597

Trust activity	1,012,576	778,458
Trust activity credit-balance contra accounts	1,012,576	778,458

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 62 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2017	09/30/2016
		(Unaudited)	(Unaudited)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	6,989	1,102
	Interest on loans to the financial sector	325,588	160,104
	Interest on overdrafts	1,950,793	1,843,873
	Interest on documents	1,194,112	1,159,376
	Interest on mortgage loans	567,535	553,164
	Interest on pledge loans	335,697	274,397
	Interest on credit card loans	3,221,954	2,909,753
	Interest on financial leases	70,880	69,309
	Interest on other loans	11,887,267	8,863,980
	Net income from government and private securities	4,008,303	4,639,771
	Interest on other receivables from financial intermediation	7,211	4,590
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,192	24,771
	CER (Benchmark Stabilization Coefficient) adjustment	117,133	198,184
	CVS (Salary Variation Coefficient) adjustment	394	592
	Difference in quoted prices of gold and foreign currency	1,197,868	430,035
	Other	636,527	229,737
		25,531,443	21,362,738

B.	FINANCIAL EXPENSE
	Interest on savings accounts	80,807	66,427
	Interest on time deposits	6,581,046	7,830,926
	Interest on interfinancing received loans (received call)	13,554	1,761
	Interest on other financing from financial institutions	5,474	505
	Interest on other liabilities from financial intermediation	349,272	106,938
	Interest on subordinated bonds	329,912	160,021
	Other interest	2,227	3,406
	CER adjustment	12,082	9,239
	Contribution to Deposit Guarantee Fund	154,136	170,528
	Other	2,091,008	1,620,527
		9,619,518	9,970,278

	GROSS INTERMEDIATION MARGIN - GAIN	15,911,925	11,392,460

C.	PROVISION FOR LOAN LOSSES	1,172,868	719,070

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	218,634	83,046
	Related to deposits	4,589,532	3,301,028
	Other commissions	161,873	128,106
	Other	2,753,882	2,148,619
		7,723,921	5,660,799

- 63 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2017	09/30/2016
		(Unaudited)	(Unaudited)

E.	SERVICE-CHARGE EXPENSE
	Commissions	498,353	378,023
	Other	1,884,064	1,450,054
		2,382,417	1,828,077

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	5,569,558	4,355,023
	Directors' and statutory auditors' fees	306,839	232,047
	Other professional fees	259,879	197,480
	Advertising and publicity	137,792	122,525
	Taxes	521,461	384,538
	Depreciation of bank premises and equipment	182,713	148,474
	Amortization of organization costs	195,611	143,136
	Other operating expenses	1,275,344	1,013,535
	Other	753,474	559,115
		9,202,671	7,155,873

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	10,877,890	7,350,239

G.	OTHER INCOME
	Income from long-term investments	156,283	38,308
	Penalty interest	62,667	63,586
	Recovered loans and allowances reversed	293,350	144,067
	Others	152,124	198,232
		664,424	444,193

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	72	131
	Charges for other receivables uncollectibility and other allowances	376,032	123,593
	Depreciation and loss of other assets	4,103	3,273
	Goodwill amortization	4,215	8,671
	Other	561,967	138,642
		946,389	274,310

	MINORITY INTEREST IN SUBSIDIARIES	(54,078)	(37,946)

	NET INCOME BEFORE INCOME TAX - GAIN	10,541,847	7,482,176

I.	INCOME TAX	4,164,725	2,636,597

	NET INCOME FOR THE PERIOD - GAIN	6,377,122	4,845,579

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 64 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	09/30/2016
	(Unaudited)	(Unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	39,818,086	22,672,977
Cash at the end of the period	40,531,608	38,949,056
Net increase in cash	713,522	16,276,079

CAUSES OF CHANGES IN CASH

Operating activities
Net (payments)/ collections for:
Government and private securities	(9,397,338)	4,340,419
Loans
To the financial sector	(971,076)	(930,000)
To the non-financial government sector	(278,523)	(38,977)
To the non-financial private sector and foreign residents	(12,219,534)	1,711,428
Other receivables from financial intermediation	(3,820,460)	(614,799)
Receivables from financial leases	(87,067)	134,745
Deposits
From the financial sector	(1,242)	1,949
From the non-financial government sector	6,442,558	4,344,326
From the non-financial private sector and foreign residents	11,304,023	12,959,964
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	415,869	53,592
Others (except liabilities included under financing activities)	587,153	449,688
Collections related to service-charge income	7,720,470	5,641,636
Payments related to service-charge expenses	(2,345,099)	(1,794,249)
Administrative expenses paid	(8,677,753)	(6,637,589)
Payment of organization and development costs	(372,055)	(276,576)
Net collections from penalty interest	62,595	63,455
Differences from payments related to court orders	(5,594)	(2,956)
Collections of dividends from other companies	59,827	19,367
Other collections related to other income and losses	67,444	166,928
Net collections /(payments) from other operating activities	2,569,097	(1,463,885)
Payment of income tax	(3,397,578)	(1,981,852)
Net cash flows (used in)/ generated in operating activities	(12,344,283)	16,146,614

- 65 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	09/30/2016
	(Unaudited)	(Unaudited)
Investing activities
Net payments for bank premises and equipment	(215,628)	(268,279)
Net payments for other assets	(649,077)	(533,839)
Net cash flows used in investing activities	(864,705)	(802,118)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(1,766,904)	(131,071)
Central Bank of Argentina:
Other	1,440	(6,028)
International Banks and Institutions	287,452	(61,470)
Subordinated corporate bonds	(206,280)	(100,657)
Financing received from Argentine financial institutions	648,013	(4,786)
Capital contributions	12,389,816
Payment of dividends	(794,469)	(962,631)
Other payments for financing activities	(277,914)
Net cash flows increase in/ (used in) financing activities	10,281,154	(1,266,643)

Financial income and holding gains on cash and cash equivalents	3,641,356	2,198,226

Net increase in cash	713,522	16,276,079

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 66 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016

COMMERCIAL

In normal situation	48,352,003	34,766,790
With Senior “A” guarantees and counter-guarantees	3,042,036	2,545,541
With Senior “B” guarantees and counter-guarantees	6,894,816	5,297,800
Without Senior guarantees or counter-guarantees	38,415,151	26,923,449

Subject to special monitoring	61,288	27,887
In observation
With Senior “B” guarantees and counter-guarantees	48,395	18,875
Without Senior guarantees or counter-guarantees	12,893	9,012

Troubled	5,041	50,039
With Senior “B” guarantees and counter-guarantees	4,174	50,039
Without Senior guarantees or counter-guarantees	867

With high risk of insolvency	115,192	137,431
With Senior “A” guarantees and counter-guarantees	1,048	1,882
With Senior “B” guarantees and counter-guarantees	47,251	61,374
Without Senior guarantees or counter-guarantees	66,893	74,175

Irrecoverable	7,404	7,372
With Senior “B” guarantees and counter-guarantees	849	813
Without Senior guarantees or counter-guarantees	6,555	6,559
Subtotal Commercial	48,540,928	34,989,519

- 67 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016

CONSUMER

Performing	73,900,758	55,204,350
With Senior “A” guarantees and counter-guarantees	1,797,623	771,053
With Senior “B” guarantees and counter-guarantees	5,058,735	2,573,886
Without Senior guarantees or counter-guarantees	67,044,400	51,859,411

Low risk	887,803	555,222
With Senior “A” guarantees and counter-guarantees	10,315	1,486
With Senior “B” guarantees and counter-guarantees	38,559	20,699
Without Senior guarantees or counter-guarantees	838,929	533,037

Medium risk	518,829	443,357
With Senior “A” guarantees and counter-guarantees	1,205	3,188
With Senior “B” guarantees and counter-guarantees	11,636	7,676
Without Senior guarantees or counter-guarantees	505,988	432,493

High risk	427,630	317,466
With Senior “A” guarantees and counter-guarantees	128	2,099
With Senior “B” guarantees and counter-guarantees	21,716	20,486
Without Senior guarantees or counter-guarantees	405,786	294,881

Irrecoverable	174,611	92,508
With Senior “B” guarantees and counter-guarantees	17,834	18,222
Without Senior guarantees or counter-guarantees	156,777	74,286

Irrecoverable according to Central Bank's rules	392	210
Without Senior guarantees or counter-guarantees	392	210

Subtotal Consumer	75,910,023	56,613,113

Total	124,450,951	91,602,632

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 68 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2017 and December 31, 2016 and (ii) the statements of income and cash flows and equivalents for the nine-month periods ended September 30, 2017 and 2016, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2017):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities SA (b), (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest 2,923).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

(d)	In order to provide the new capital market needs, as established by Law 26831, Mercado de Valores de Buenos Aires (Merval), current Grupo Financiero Valores SA (VALO), implemented a reorganization process, proceeding to partially spin-off its equity and creating a new company Bolsas y Mercados Argentinos (BYMA), as a follow-on of Merval business activities. In that sense, and as a consequence of the abovemention partial spin-off, Macro Securities received for each Merval shares, 250,000 BYMA´s shares. Subsequently, Grupo Financiero Valores SA made an adjustment to reflect the change in the face value of its shares, whereby Macro Securities SA received for each Merval shares, 4,691,000 shares of VALO.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of September 30, 2017 and December 31, 2016.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for nine-month periods ended September 30, 2017 and 2016, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of September 30, 2017, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	177,179	3,068,438

Liabilities	128,784	2,230,316

Shareholders’ equity	48,395	838,122

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of September 30, 2017:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	192,065,285	13,676,281	3,068,438	1,033,389	3,498,281	206,345,112

Liabilities	151,946,388	12,252,868	2,230,316	570,630	773,987	166,226,215

Shareholders’ equity	40,118,897	1,423,413	838,122	462,759	2,724,294	40,118,897

Income	6,377,122	535,235	69,105	207,835	812,175	6,377,122

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2017	12/31/2016	09/30/2016

Cash	37,705,176	36,089,156	22,353,051

Government and private securities
Holdings booked at market value	1,471,954	538,936	2,086,865
Instruments issued by the Central Bank	1,267,886	3,189,994	14,188,459
Other receivables for financial intermediation
Other covered by debtor classification standards	86,592		320,681
Cash and cash equivalents	40,531,608	39,818,086	38,949,056

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8, to the stand-alone financial statements, certain assets are restricted as follows:

Item	09/30/2017	12/31/2016

2.1. Banco del Tucumán SA:

Government and Private securities

• Secured bonds in pesos under Presidential Decree No, 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No, 622/2013	5,058	5,126
• Central Bank of Argentina Internal Bills in pesos, maturing in 2017 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAEClear	790	715
Subtotal Government and Private securities	5,848	5,841

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	224,472	191,098
Subtotal other receivables from financial intermediation	224,472	191,098

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	40,960	35,702
Subtotal other receivables	40,960	35,702

Total	271,280	232,641

2.2. Macro Securities SA:

Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	9,938	8,420
Subtotal other receivables from financial intermediation	9,938	8,420

Investments in other companies

• Other		1,453
Subtotal investments in other companies		1,453

Total	9,938	9,873

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item (cont.)	09/30/2017	12/31/2016

2.3. Macro Fiducia SA:

Government and private securities
• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	4,649	3,987

Total	4,649	3,987

2.4 Macro Fondos SGFCI SA

Other receivables from financial intermediation
• Share of interest of the mutual fund Pionero FF for the minimum amount required to perform as an Agent de Administration Agent for Collective investments of mutual funds provided by CNV General Resolution No. 622/2013	1,356	1,166
Total	1,356	1,166

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as September 30, 2017 and December 31, 2016, include assets amounted to 13,621 and 35,310, generated mainly by Loans; liabilities amounted to 1,794,094 and 167,033 generated mainly by Deposits; and memorandum accounts amounted to 4,344,277 and 3,675,866, mainly generated by Items in custody, respectively.

Additionally, as of September 30, 2017 and 2016, net income generated by those transactions amounted to 12,836 and 9,106 respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 98 and 1,005, respectively. Net income from those periods ended September 30, 2017 and 2016 amount to 0. Balances were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2017:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	period

Allowances

For loans	1,830,505	1,253,086	602,863	17,003	2,463,725

For other receivables from financial intermediation	240,265	10,070	5,437	1,521	243,377

For receivables from financial leases	3,993	1,849		42	5,800

For interests in other companies	1,586	465		1,361	690

For other receivables	4,148	894	16		5,026

Total	2,080,497	1,266,364	608,316	19,927	2,718,618

For other contingencies	271,039	374,347	168,575		476,811

For differences from court deposits dollarization	54,858	1,185		56,043

For administrative, disciplinary and criminal penalties	9,110		330	8,062	718

Total	335,007	375,532	98,706	64,105	477,529

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2017 and December 31, 2016 a:

Type of contract / underlying asset	09/30/2017	12/31/2016

Futures / foreign currency	316,160	194,131

Repo transactions	1,393,411	1,220,329

Forward contracts / foreign currency	454,456	133,935

Options / Other	312,844	167,721

Additionally, positions of transactions effective as of September 30, 2017 and December 31, 2016 are as follows:

Transaction	09/30/2017	12/31/2016

Net position of repurchase agreements	(734,133)	1,181,659

Net asset position of forward transactions without delivery of the underlying asset	256	(56,872)

Position of call options sold	(312,844)	(167,721)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13, to the Bank’s stand-alone financial statements, as September 30, 2017 and December 31, 2016, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	09/30/2017	12/31/2016

• On November 30, 2016, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “SECANE V” trust loan portfolio,	32,359	33,685

• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,151	15,280

• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	7,430	11,463

• Other managed portfolios,	3,969	4,658
Total	58,909	65,086

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16, to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of September 30, 2017 and December 31, 2016:

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2017	12/31/2016

Debt securities	9,049	10,754
Total	9,049	10,754

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries,

In addition to what has been mentioned in Note 16.2. to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of September 30, 2017 and December 31, 2016 considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 310 and 495, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 898,154 and 721,538, respectively.

- 74 -	Jorge H. Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 26, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer